SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                             Software Spectrum, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    833960107
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                      (CUSIP Number of Class of Securities)


         Neil J. Eckstein                        John D'Alimonte, Esq.
         Vice President                          Willkie Farr & Gallagher
         Level 3 Communications, Inc.            787 Seventh Avenue
         1025 Eldorado Boulevard                 New York, NY  10019
         Broomfield, CO  80021                   (212) 728-8000
         (720) 888-1000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)





                                  June 18, 2002
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------              ------------------------------
CUSIP No.   833960107                             Page 2  of  9  Pages
------------------------------------              ------------------------------

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   1    NAME OF REPORT PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Software Spectrum, Inc. (successor to Eldorado Acquisition Three, Inc.)
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (see instructions)

        WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          0
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        0 (See Item 5(e))
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------              ------------------------------
CUSIP No.   833960107                             Page 3  of  9  Pages
------------------------------------              ------------------------------

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   1    NAME OF REPORT PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Eldorado Marketing, Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (see instructions)

        WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          100
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      100
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        100
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        100%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------              ------------------------------
CUSIP No.   833960107                             Page 4  of  9  Pages
------------------------------------              ------------------------------

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   1    NAME OF REPORT PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Level 3 Communications, Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (see instructions)

        WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
                 8    SHARED VOTING POWER

                      100
               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      100
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        100
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        100%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

     Except as otherwise provided herein, this Amendment No. 1 to Statement on
Schedule 13D amends and restates in its entirety the Schedule 13D filed on May 9, 2002 (the "Original Schedule 13D") by Parent, Eldorado Marketing and Merger Sub (each as defined below).

Item 1. Security and Issuer.

     This Amendment No. 1 to Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Software Spectrum, Inc., a Texas corporation (referred to herein as the "Company" or the "Surviving Corporation"). The address of the principal executive offices of the Surviving Corporation is 2140 Merritt Drive, Garland, TX 75041.

Item 2. Identity and Background.

     (a) This report is filed by Level 3 Communications, Inc, a Delaware corporation ("Parent"), Eldorado Marketing, Inc., a Delaware corporation ("Eldorado Marketing"), and the Surviving Corporation (together with Parent and Eldorado Marketing, the "Reporting Persons"), as successor to Eldorado Acquisition Three, Inc., a Delaware corporation ("Merger Sub"). The Surviving Corporation is a direct, wholly-owned subsidiary of Eldorado Marketing, and Eldorado Marketing is a direct, wholly-owned subsidiary of Parent. The name and principal occupation of each director and executive officer of each Reporting Person are set forth on Schedule I hereto. As a result of the Merger (as defined below), Merger Sub was merged with and into the Surviving Corporation, and therefore no longer exists.

     (b) The address of the principal business and principal office of each of Parent and Eldorado Marketing, and the business address of each director and executive officer of Parent and Eldorado Marketing listed on Schedule I hereto is 1025 Eldorado Blvd., Broomfield, CO 80021. The business address of each director of the Surviving Corporation set forth on Schedule I hereto is 1025 Eldorado Blvd., Broomfield, CO 80021. The address of each executive officer of the Surviving Corporation is the address set fort in Item 1 above.

     (c) The principal business of Parent is engaging in the communications, information services and coal mining businesses through ownership of operating subsidiaries and substantial equity positions in public companies. The principal business of Eldorado Marketing is engaging, through wholly owned subsidiaries, in the software reselling business. The principal business of the Surviving Corporation is engaging in the software reselling business. Merger Sub was formed solely to effect the Merger (as defined below) and no longer exists.

     (d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their directors or executive officers listed on Schedule I hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any directors or executive officers listed on Schedule I hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                                     5 of 9

     (f) Each of the directors and executive officers listed in Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Parent and Eldorado Marketing have acquired beneficial ownership of 100 shares of Common Stock as a result of the Merger (as defined below), constituting all of the issued and outstanding shares of Common Stock. In connection with the Merger, each share of the Company's common stock outstanding at the effective time of the Merger was converted into the right to receive $37.00 in cash. A total of 3,171,512 shares were outstanding as of the effective time. The aggregate consideration payable in connection with the Merger is approximately $122,000,000, net of option proceeds and the Company's cash position at the effective time. The consideration payable in connection with the Merger has been provided from working capital of Parent and its subsidiaries.

Item 4. Purpose of Transaction.

     Except as described in Item 6 below, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) Parent and Eldorado Marketing own 100 shares of Common Stock, constituting 100% of the outstanding shares of Common Stock.

     (b) As a result of Parent's ownership of all of the outstanding capital stock of Eldorado Marketing, Parent and Eldorado Marketing share voting and dispositive power with respect to all outstanding shares of Common Stock.

     (c) See Item 6 below.

     (d) Not applicable.

                                     6 of 9

     (e) On June 18, 2002, the date the Merger became effective, Merger Sub was merged with and into the Company. As a result, Merger Sub no longer exists and therefore no longer owns more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As reported in the Original Schedule 13D, on May 1, 2002, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provided, among other things, for the merger (the "Merger") of Merger Sub with and into the Company, with the Company being the surviving corporation. The Merger became effective on June 18, 2002 and, as a result, the Surviving Corporation became a direct wholly owned subsidiary of Eldorado Marketing. In connection with the Merger, each share of the Company's common stock outstanding at the effective time of the Merger was converted into the right to receive $37.00 in cash. A total of 3,171,512 shares were outstanding as of the effective time. As provided in the Merger Agreement, the Company's Second Restated Articles of Incorporation as in effect immediately before the effective time of the Merger became the Articles of Incorporation of the Surviving Corporation, and the by-laws of Merger Sub as in effect immediately prior to the effective time became the by-laws of the Surviving Corporation. The board of directors of Merger Sub immediately prior to the effective time of the Merger became the directors of the Surviving Corporation. Such directors are set forth on Schedule I hereto. On June 20, 2002, the Surviving Corporation filed a Form 15 with the Securities and Exchange Commission to terminate registration of the Common Stock pursuant to Section 12(g)(4) of the Exchange Act. The Common Stock has been delisted from trading on the Nasdaq National Market. Parent plans to merge Corpsoft, Inc., a wholly owned subsidiary of Parent, with the Surviving Corporation. In connection with such merger, the board of directors and/or the management of the Company may be changed.

     Except as referred to herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of May 8, 2002, by and between the Reporting Persons. (Incorporated by reference from Exhibit 3 to the Original
Schedule 13D).

                                     7 of 9

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 10, 2002                     LEVEL 3 COMMUNICATIONS, INC.



                                          By:   /s/ Neil J. Eckstein
                                                --------------------------------
                                                Name:   Neil J. Eckstein
                                                Title:  Vice President



                                          ELDORADO MARKETING, INC.


                                          By:   /s/ Neil J. Eckstein
                                                --------------------------------
                                                Name:   Neil J. Eckstein
                                                Title:  Vice President



                                          SOFTWARE SPECTRUM, INC.


                                          By:   /s/ Robert D. Graham
                                                --------------------------------
                                                Name:   Robert D. Graham
                                                Title:  Vice President

                                   SCHEDULE I

                   EXECUTIVE OFFICERS AND DIRECTORS OF PARENT
                   ------------------------------------------


--------------------------------------------------------------------------------

        Name              Present Principal Occupation

--------------------------------------------------------------------------------
Walter Scott, Jr.         Chairman of the Board of Directors of Parent
--------------------------------------------------------------------------------
James Q. Crowe            Chief Executive Officer of Parent (and Director)
--------------------------------------------------------------------------------
Kevin J. O'Hara           President, Chief Operating Officer of Parent
                          (and Director)
--------------------------------------------------------------------------------
R. Douglas Bradbury       Executive Vice President of Parent (and Director)
--------------------------------------------------------------------------------
Charles C. Miller, III    Executive Vice President of Parent (and Director)
--------------------------------------------------------------------------------
Sureel A. Choksi          Group Vice President and Chief Financial Officer
                          of Parent
--------------------------------------------------------------------------------
Thomas C. Stortz          Group Vice President, General Counsel and
                          Secretary of Parent
--------------------------------------------------------------------------------
John F. Waters, Jr.       Group Vice President and Chief Technology
                          Officer of Parent
--------------------------------------------------------------------------------
Colin V. K. Williams      Private Investor (Director)
--------------------------------------------------------------------------------
Mogens C. Bay             Chief Executive Officer of Valmont Industries,
                          Inc. (Director)
--------------------------------------------------------------------------------
William L. Grewcock       Private Investor (Director)
--------------------------------------------------------------------------------
Richard R. Jaros          Private Investor (Director)
--------------------------------------------------------------------------------
Robert E. Julian          Private Investor (Director)
--------------------------------------------------------------------------------
David C. McCourt          Chief Executive Officer of RCN (Director)
--------------------------------------------------------------------------------
Kenneth E. Stinson        Chief Executive Officer of Peter Kiewit Sons',
                          Inc. (Director)
--------------------------------------------------------------------------------
Michael B. Yanney         President and Chief Executive Officer of America
                          First Companies, L.L.C. (Director)
--------------------------------------------------------------------------------

             EXECUTIVE OFFICERS AND DIRECTORS OF ELDORADO MARKETING
             ------------------------------------------------------


--------------------------------------------------------------------------------

        Name              Present Principal Occupation

--------------------------------------------------------------------------------
R. Douglas Bradbury       President of Eldorado Marketing
--------------------------------------------------------------------------------
Sureel A. Choksi          Group Vice President and Chief Financial Officer
                          of Eldorado Marketing
--------------------------------------------------------------------------------
Thomas C. Stortz          Group Vice President and Secretary of Eldorado
                          Marketing
--------------------------------------------------------------------------------
Robert M. Yates           Vice President, Assistant Secretary of Eldorado
                          Marketing (and Director)
--------------------------------------------------------------------------------
Neil J. Eckstein          Vice President and Assistant Secretary of
                          Eldorado Marketing (and Director)
--------------------------------------------------------------------------------




          EXECUTIVE OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION
          -------------------------------------------------------------


--------------------------------------------------------------------------------

        Name              Present Principal Occupation

--------------------------------------------------------------------------------
Judy C. Odom              Chief Executive Officer of the Surviving
                          Corporation
--------------------------------------------------------------------------------
Keith R. Coogan           President and Chief Operating Officer of the
                          Surviving Corporation
--------------------------------------------------------------------------------
Roger J. King             Executive Vice President and President of
                          Product Services of the Surviving Corporation
--------------------------------------------------------------------------------
Robert D. Graham          Vice President, Strategic Relationships, General
                          Counsel and Secretary of the Surviving
                          Corporation
--------------------------------------------------------------------------------
James W. Brown            Vice President and Chief Financial Officer of
                          the Surviving Corporation
--------------------------------------------------------------------------------
Carrie C. Adams           Vice President, Human Resources of the Surviving
                          Corporation
--------------------------------------------------------------------------------

Lorraine Castorina        Vice President, North American Sales of the
                          Surviving Corporation
--------------------------------------------------------------------------------
Gary W. Hanson            Vice President, Marketing of the Surviving
                          Corporation
--------------------------------------------------------------------------------
Robert B. Mercer          Vice President and Chief Information Officer of
                          the Surviving Corporation
--------------------------------------------------------------------------------
Toni J. Portmann          Vice President, Sales and Marketing, Spectrum
                          Contact Services
--------------------------------------------------------------------------------
Lisa M. Stewart           Vice President, Customer Services, Spectrum
                          Contact Services
--------------------------------------------------------------------------------
Melissa Womack            Vice President, Business Development of the
                          Surviving Corporation
--------------------------------------------------------------------------------
Robert M. Yates           Director of the Surviving Corporation
--------------------------------------------------------------------------------
Neil J. Eckstein          Director of the Surviving Corporation
--------------------------------------------------------------------------------